Exhibit 99.2

Icosavax, Inc. – Employee Questions and Answers

Contents
1. What was announced regarding Icosavax and AstraZeneca?	1
2. Who is AstraZeneca?	1
3. What is a Tender Offer?	1
4. What will occur in the transaction? What will happen to Icosavax as a company?	2
5. What is the benefit of this acquisition for Icosavax and AstraZeneca, and why was it the best path forward?	2
6. How will Icosavax and AstraZeneca work with one another?	2
7. Will there be layoffs?	3
8. What’s changing for me and my day-to-day responsibilities? Will I report to someone new?	3
9. Will any changes be made to previously scheduled company events, business travel, in-person meetings, etc.?	3
10. When and how will we hear about updates and changes?	3
11. Will new hires in process still join Icosavax? If I have an open req will I be able to continue to hire for that position?	3
12. How is my overall compensation, title and related matters impacted at this time?	3
13. Are there any changes to the systems I use or how I access information about my salary, benefits, etc.?	4
14. Who leads the combined organization? Is our Management Team the same?	4
15. Will we keep the name “Icosavax”?	4
16. Can we reach out to our new colleagues at AstraZeneca?	4
17. What is the expected timing? What happens between now and the closing of the acquisition?	4
18. I have vested and unvested stock options. What happens to my stock options now?	5
19. I have unvested restricted stock unit awards. What happens to these awards if they have not fully vested by the closing?	6

20. What happens if I exercise my currently vested stock options before the transaction closes?	6
21. Can I sell shares before the close of the transaction?	6
22. What happens to Icosavax shares that I own?	6
23. Is there anything I need to do now in preparation for the close of the transaction related to my equity awards or any shares I own? Do I need to register them anywhere?	7
24. Can I enroll in the ESPP or increase my ESPP contribution percentage now?	7
25. What happens to the current ESPP offering periods?	7
26. Does AstraZeneca intend to maintain operations in Seattle? Will we be asked to relocate?	7
27. I am working remotely – will my position remain remote?	7
28. Will the expectations for being in the office change?	8
29. What happens if I voluntarily resign prior to the closing of the transaction?	8
30. Is there a buy-out option for employees who do not wish to join AstraZeneca?	8
31. Is there a change to our severance benefits?	8
32. Will I receive my 2023 bonus and a merit increase?	8
33. Has AstraZeneca made any commitments about compensation and benefits for continuing employees?	8
34. How will this announcement impact consultants?	8
35. Why weren’t we told about the deal before now?	9
36. How can I learn more about AstraZeneca and how they do business?	9
37. Is there one place where additional background information is available for me to learn more about the details of the acquisition?	9
38. What should I do if I’m contacted by the media?	9
39. How and when can we communicate to our external partners? What differences will they see?	9
40. What information can I share with AstraZeneca’s employees while the transaction is pending?	9
41. Can I post anything about the transaction on social or other online media?	9
42. Can I share the news right away with family and friends?	9
43. If I have additional questions, who can I ask?	10

General Information

1.	What was announced regarding Icosavax and AstraZeneca?

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Icosavax, AstraZeneca Finance and Holdings Inc. and its wholly owned subsidiary (each within the AstraZeneca group) have entered into a definitive merger agreement for AstraZeneca Finance and Holdings Inc. to acquire Icosavax.

•

Under and subject to the terms of the merger agreement, AstraZeneca Finance and Holdings Inc. and its subsidiary will commence a tender offer process (the “Tender Offer”) on or around December 27, 2023 to acquire all outstanding shares of Icosavax’s common stock at an offer price of $15.00 per share in cash, plus one “contingent value right” (a “CVR”) per share. A CVR is a right to receive possible future payments if certain conditions are satisfied. Here, the CVR would entitle the holder to receive up to an additional $5.00 per share in cash, upon specified regulatory and net sales milestones (the “milestones”), as further described below.

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The regulatory milestone will be achieved if FDA approval is received with respect to IVX-A12 or a combination vaccine for use in the prevention of RSV and either of hMPV or PIV3 in an older adult population that is developed using technology owned or licensed by Icosavax (a “Product”). The regulatory milestone must be achieved on or before the sixth anniversary of the date the transaction closes in order for the associated payment of $4.00 per share in cash to be made.

•

The net sales milestone will be met when $200 million in cumulative net sales of Product(s) in European Union, the United Kingdom and Canada in the aggregate is achieved. This milestone must be achieved on or before the seventh anniversary of the date the transaction closes in order for the associated payment of $1.00 per share in cash to be made.

•	There is no guarantee that one or both milestones will be achieved by the applicable deadlines, or at all, or that such payments will be made with respect to the CVR.

•	Any payments made in connection with the transaction will be without interest and subject to applicable tax withholdings.

2.	Who is AstraZeneca?

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AstraZeneca PLC (“AstraZeneca”) is a global, science-led, patient-focused pharmaceutical company, dedicated to transforming the future of healthcare by unlocking the power of what science can do for people, society and the planet.

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Following the close, Icosavax will be part of AstraZeneca’s growing Vaccines & Immune Therapies business unit. The ambition of the Vaccines & Immune Therapies team is to develop and deliver transformative vaccines and antibodies, providing long-lasting immunity to millions of people, where the burden of disease is greatest.

•	There will be much more information to come on both AstraZeneca and the Vaccines & Immune Therapies unit. For now, you can learn more on their website: AstraZeneca.com.

3.	What is a Tender Offer?

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A tender offer is an offer made by an entity directly to a company’s shareholders to purchase their stock for cash, stock, or a combination of both. In this case, AstraZeneca Finance and Holdings Inc. is making an offer to purchase all shares of Icosavax for a cash payment at closing in the amount of $15.00 per share plus one CVR per share.

•	Shareholders are given the opportunity to “tender,” or sell their stock for a set price within a stated time limit.

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A tender offer must comply with the rules and regulations of the Securities and Exchange Commission, which include certain minimum offering periods, withdrawal rights, manner of publication and other requirements.

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Further details on the tender offer will be made available in documents filed with the Securities and Exchange Commission, which are expected to be filed by Icosavax and AstraZeneca on or around December 27, 2023.

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Holders of Icosavax equity awards, such as stock options and restricted stock units, are not entitled to participate in the tender offer with respect to such equity awards. The treatment of Icosavax equity awards in connection with the transaction is described below.

4.	What will occur in the transaction? What will happen to Icosavax as a company?

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Following the completion or “closing” of the transaction, Icosavax will be a subsidiary of AstraZeneca, and Icosavax will be part of AstraZeneca’s growing Vaccines & Immune Therapies business unit. We will continue to keep you informed of any updates as we move through this process.

Benefits of Our Combination

5.	What is the benefit of this acquisition for Icosavax and AstraZeneca, and why was it the best path forward?

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The acquisition allows our organizations to combine their expertise with the goal of discovering and developing best-in-class vaccines intended to provide long-lasting immunity to millions. As a result of the acquisition, together AstraZeneca and Icosavax will combine efforts to advance Icosavax’s late-stage asset, IVX-A12, and potentially accelerate the delivery of this combination VLP vaccine to patients.

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We believe AstraZeneca’s resources, development and commercialization expertise, and therapeutic footprint would be invaluable in developing IVX-A12 as well as other pipeline vaccine candidates for those at highest risk of severe outcomes from infectious diseases.

6.	How will Icosavax and AstraZeneca work with one another?

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After the closing of the acquisition, as an immediate priority, Icosavax and AstraZeneca will work to accelerate the development of IVX-A12 as a potential first-in-class combination VLP vaccine. The acquisition will also allow us to combine the companies’ complementary scientific capabilities to advance our innovative VLP pipeline with the goal of making a larger, collective impact on high unmet needs in infectious diseases. We will share greater details after closing. Until closing, we will continue to operate on a business as usual basis.

Roles & Responsibilities

7.	Will there be layoffs?

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Following closing of the transaction, it is our expectation that the majority of roles and responsibilities will continue. AstraZeneca is continuing to plan for the period following the closing of the acquisition and further information will be shared as it becomes available. Please keep in mind that many details remain to be worked out.

8.	What’s changing for me and my day-to-day responsibilities? Will I report to someone new?

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Upon closing of the transaction, Icosavax will be fully acquired by AstraZeneca, with operations expected to continue in Seattle. In the meantime, it is important we continue to operate on a business as usual basis. Our corporate priorities remain consistent, and we will continue to execute against them moving forward.

•	Further information around the future organizational model as well as other important topics such as detailed compensation terms will be shared at a later date.

9.	Will any changes be made to previously scheduled company events, business travel, in-person meetings, etc.?

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Unless and until the transaction closes, Icosavax will continue to operate its business in the ordinary course, including with respect to previously scheduled corporate events. You should continue to perform your job as you normally would, which includes keeping meetings and traveling as scheduled.

10.	When and how will we hear about updates and changes?

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To allow for the necessary regulatory reviews and approvals, the transaction is expected to close in the first quarter of 2024. Until close, we will continue to operate on a business as usual basis. In the meantime, our teams are working through the details of transition planning, and we are committed to keeping you informed on a regular basis as information becomes available.

11.	Will new hires in process still join Icosavax? If I have an open req will I be able to continue to hire for that position?

•	We currently have a small number of open roles and will continue our recruiting efforts to hire these positions. For new requisitions, please raise specific questions with your manager or HR.

12.	How is my overall compensation, title and related matters impacted at this time?

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Until closing, there are no expected changes to our operations, organizational structure or cash compensation and benefit policies. It is our expectation that overall compensation and benefits will remain broadly similar after closing. More information regarding your existing equity awards is provided below and information regarding future plans under the AstraZeneca organization will be provided in due course. Please keep in mind that many details remain to be worked out.

13.	Are there any changes to the systems I use or how I access information about my salary, benefits, etc.?

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The information portals you rely on today will remain active and we will continue to operate on a business as usual basis. It is not anticipated that we will transition to any new HR systems prior to closing of the transaction.

•	More information about systems we will use to collaborate with AstraZeneca colleagues will be provided in due course following closing.

14.	Who leads the combined organization? Is our Management Team the same?

•

Until closing, our organizational structure will remain the same. Following closing, we will become part of the AstraZeneca Vaccines & Immune Therapies unit. Our new organizational model, following closing, including any changes to leadership, will be communicated at a later date once more information is known.

15.	Will we keep the name “Icosavax”?

•	There are no immediate plans to change the name Icosavax.

16.	Can we reach out to our new colleagues at AstraZeneca?

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Icosavax and AstraZeneca must continue to operate as two separate organizations until the deal clears all regulatory reviews and approvals and is officially closed. The two companies cannot exchange competitive or sensitive information and cannot integrate research and development efforts, or share external messages that state the organizations are one. There will be a small integration planning team put in place with representatives from both companies who will share information relevant to preparing for the closing.

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As we near closing of the transaction, we will provide you with additional guidance on preparing for Day 1 as a combined organization, including how we will begin to engage with AstraZeneca colleagues.

Timeline

17.	What is the expected timing? What happens between now and the closing of the transaction?

•

At announcement, the transaction is not final, and Icosavax and AstraZeneca will continue to operate as two separate companies during the regulatory review process and tender offer, until the transaction closes. As this transaction is subject to antitrust and other regulatory reviews and notices, it will be reviewed by the appropriate governing bodies. The transaction is expected to close in the first quarter of 2024.

•	Until closing, we will continue to operate on a business as usual basis. In the meantime, we are committed to keeping you informed on a regular basis as more information becomes available.

Equity Awards

18.	I have vested and unvested stock options. What happens to my stock options now?

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At the closing of the transaction, any outstanding and unexercised stock options you hold, whether vested or unvested, will be accelerated and become fully vested without any action on your part. Each outstanding stock option that has an exercise price per share that is less than $15.00 (each, an “In the Money Option”) will be cancelled and converted into the right to receive, without interest, (1) cash in an amount equal to the product of (A) the total number of shares subject to such In the Money Option, multiplied by (B) the excess of (i) $15.00 over (ii) the exercise price payable per share under such In the Money Option, and (2) one CVR with respect to each share subject to such In the Money Option.

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Each outstanding stock option that has an exercise price per share that is at least $15.00 but less than $20.00 (each, an “Out of the Money Option”) will be cancelled and converted into the right to receive, without interest, one or more cash payments if the milestones are achieved and payable when the CVR is paid out determined by multiplying: (1) the aggregate amount paid per common share through the applicable milestone notice date, minus the exercise price payable per share under such Out of the Money Option (and minus any previous payments made in respect of the Out of the Money Option upon achievement of the previously achieved milestone if applicable), by (2) the total number of shares subject to such Out of the Money Option. Notwithstanding the foregoing, in the event the milestones are not timely achieved, no payments will be made in respect of any Out of the Money Option.

•	Each outstanding stock option that has an exercise price per share that is $20.00 or greater (each, an “Over $20.00 Out of the Money Option”) will be cancelled at closing without any consideration.

•	At closing, your stock options will cease to exist. Any payments you receive in respect of your outstanding stock options will be subject to applicable tax withholdings.

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Example 1: If immediately prior to closing you held outstanding options exercisable for 1,000 shares with an exercise price of $10.00 per share, you would receive $5,000 (($15.00 – $10.00) x 1,000) shortly following the closing, and 1,000 CVRs that would pay you up to $5,000 ($5.00 x 1,000) if and at such time as the milestones are timely achieved (assuming achievement of both milestones). Payments will be subject to applicable tax withholdings.

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Example 2: If immediately prior to closing you held outstanding options exercisable for 1,000 shares with an exercise price of $17.00 per share, you would receive no consideration payable at closing, but you may receive up to $3,000 (($20.00 – $17.00) x 1,000), if and at such time as the milestones are timely achieved (assuming achievement of both milestones). Payment will be subject to applicable tax withholdings.

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The exchange of Icosavax equity and equity awards for cash pursuant to the merger and payments pursuant to the CVR will be a taxable transaction for U.S. federal income tax purposes (in the case of equity awards, at the time of receipt of any such payments). We recommend you consult your tax advisor. Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

19.	I have unvested restricted stock unit awards. What happens to these awards if they have not fully vested by the closing?

•

At the closing of the transaction, any restricted stock unit awards (“RSUs”) you hold will be accelerated and become fully vested without any action on your part. Each vested RSU will then be cancelled and converted into the right to receive, without interest (i) a cash payment equal to $15.00 multiplied by the number of shares issuable in settlement of such RSU award, and (ii) one CVR with respect to each share issuable upon settlement of such RSU award. After such cancellation, your RSUs will cease to exist. Any payments you receive in respect of your RSUs will be subject to applicable tax withholdings. PSUs, or performance-based RSUs, will be treated in the same manner as other RSUs.

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Example: If immediately prior to closing you held 1,000 outstanding RSUs, you would receive $15,000 (1,000 x $15.00), shortly following the closing, and 1,000 CVRs that would pay you up to $5,000 (1,000 x $5.00) if and at such time as the milestones are timely achieved (assuming achievement of both milestones). Payments will be subject to applicable tax withholdings.

•

The exchange of Icosavax equity and equity awards for cash pursuant to the merger and payments pursuant to the CVRs will be a taxable transaction for U.S. federal income tax purposes (in the case of equity awards, at the time of receipt of any such payments). We recommend you consult your tax advisor. Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

20.	What happens if I exercise my currently vested stock options before the transaction closes?

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You may exercise your vested stock options in accordance with our normal procedures for exercising options. You will then be treated as a stockholder of Icosavax and may tender your shares, as discussed further below.

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The exercise of stock options and the exchange of Icosavax equity and equity awards for cash pursuant to the merger and payments pursuant to the CVRs will be a taxable transaction for U.S. federal income tax purposes. We recommend you consult your tax advisor. Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

21.	Can I sell shares before the close of the transaction?

•	You may sell shares of Icosavax that you own in accordance with our normal procedures and compliance with our insider trading policy.

22.	What happens to Icosavax shares that I own?

•

The Tender Offer has not yet commenced. At the time the Tender Offer is commenced, you will be provided with an opportunity to tender your shares in exchange for a cash payment of $15.00 per share, plus one CVR per share. Please see below under “Additional Information and Where to Find It” for important information with respect to the Tender Offer.

•

The exchange of Icosavax equity and equity awards for cash pursuant to the merger and payments pursuant to the CVRs will be a taxable transaction for U.S. federal income tax purposes. We recommend you consult your tax advisor. Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

23.	Is there anything I need to do now in preparation for the close of the transaction related to my equity awards or any shares I own? Do I need to register them anywhere?

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Details concerning proceeds and receiving your transaction consideration in the event the transaction closes will be provided in the tender offer documents to be filed by AstraZeneca and Icosavax in their respective public filings regarding the transaction, which are expected to be filed on or about December 27, 2023.

Employee Stock Purchase Plan (ESPP)

24.	Can I enroll in the ESPP or increase my ESPP contribution percentage now?

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No, if you are not already a participant in the ESPP, you may not enroll at this time. Current ESPP participants may not increase their contribution percentage to the ESPP from what was in effect as of December 11, 2023.

25.	What happens to the current ESPP offering periods?

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You may have elected to participate in one or more of the ongoing offering periods under the ESPP (collectively, the “Final Offering Periods”). If the offering period in which you are participating ends prior to the closing in accordance with its terms, your participation in the ESPP will cease at that time (after any final purchase on the final purchase date in the offering period). If the offering period in which you are participating will not end prior to the closing in accordance with its terms, we will set a final purchase date at least five days prior to the closing date of the transaction, and your accumulated payroll deductions will be used to purchase Icosavax shares one last time prior to the closing.

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To the extent that shares purchased during the Final Offering Periods are outstanding immediately prior to the closing date of the transaction, the shares will be cancelled and exchanged for a right to receive a cash payment in an amount equal to $15.00 per share plus one CVR.

Additional Information

26.	Does AstraZeneca intend to maintain operations in Seattle? Will we be asked to relocate?

•	Our Seattle office will remain open and there is no expectation that teams will be asked to relocate from this location.

27.	I am working remotely – will my position remain remote?

•	Nothing will change between now and deal close. Any material changes to your employment proposed after the closing, including location of work, would be discussed with you in advance.

28.	Will the expectations for being in the office change?

•	There is currently no change planned to our in-office attendance expectations for Icosavax employees. If those expectations change in the long term, you will be notified in advance.

29.	What happens if I voluntarily resign prior to the closing of the transaction?

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If you voluntarily terminate your employment at any time prior to the closing of the transaction, you will not be entitled to any payment or benefits with respect to your unvested equity awards (including any unvested stock options and RSUs), which will terminate upon your resignation. However, your vested stock options will remain exercisable for such period of time as may be set forth in your stock option documentation and will remain eligible to be paid out in connection with the transaction if they are vested and have not expired prior to the closing of the transaction.

30.	Is there a buy-out option for employees who do not wish to join AstraZeneca?

•	There is no special buy-out option for employees who wish to resign from Icosavax as a result of this news. If you wish to tender a resignation, please speak to your manager.

31.	Is there a change to our severance benefits?

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Benefits under the Icosavax severance plan will be maintained for 18 months following closing of the transaction. The plan provides employees who are involuntarily terminated (as determined by the plan) with severance benefits based on position for any involuntary terminations that occur during the first 18 months following the closing of the transaction.

32.	Will I receive my 2023 bonus and a merit increase?

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Icosavax employees will be eligible to receive their 2023 corporate bonuses in accordance with our approved bonus plan. Employees are also eligible to receive a 2024 salary increase, as determined in connection with our annual review process.

33.	Has AstraZeneca made any commitments about compensation and benefits for continuing employees?

•

AstraZeneca and Icosavax have agreed to a number of commitments regarding your compensation and benefits after the closing, with further details on this to be provided in due course. It is anticipated that the majority of roles and responsibilities will continue as they do today and overall compensation and benefits will remain broadly similar, with equity awards being made under AZ Group plans.

34.	How will this announcement impact consultants?

•

Our existing contractual arrangements with consultants will continue through the close. After closing, AstraZeneca will evaluate the organization and make decisions on the appropriate future structure. Please keep in mind that these are still early days of our relationship with AstraZeneca, and many details remain to be worked out.

35.	Why weren’t we told about the deal before now?

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These types of transactions are extremely confidential and sensitive as it may impact the parties’ share prices. In addition, there are strict securities regulation requirements that must be followed with respect to broad dissemination of material non-public information like this transaction.

36.	How can I learn more about AstraZeneca and how they do business?

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You can learn more about AstraZeneca on their corporate website – AstraZeneca.com. We suggest reading their Annual Report, visiting the Vaccines & Immune Therapies page and browsing What Science Can Do articles.

•	Upon closing, AstraZeneca will share more details about their strategy, operations, values and ways of working.

37.	Is there one place where additional background information is available for me to learn more about the details of the transaction?

•

All the information about the deal is currently available in the press release issued by Icosavax on December 11th, 2023. We will share more details as we are able. Please see below under “Additional Information and Where to Find It” for important information with respect to the Tender Offer.

External Communications

38.	What should I do if I’m contacted by the media?

•	If you are contacted by the media, do not respond in any way. Please forward any media inquiries to Tom Russo at thomas.russo@icosavax.com.

39.	How and when can we communicate to our external partners? What differences will they see?

•	Promptly after the announcement, our partners will receive an email, informing them about this acquisition and letting them know that we will contact them regarding next steps shortly.

40.	What information can I share with AstraZeneca’s employees while the transaction is pending?

•

Outside of formal integration planning teams, employees at Icosavax and AstraZeneca should not be sharing confidential information or coordinating with employees of the other company, including with respect to the companies’ respective businesses, R&D activities, etc.

41.	Can I post anything about the transaction on social or other online media?

•	Please do not write, comment or “like” any social media posts or other online media related to the transaction.

42.	Can I share the news right away with family and friends?

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Since this news was shared through a press release with the public, you may share the information that was in the press release with anyone outside the company. Importantly, you may only share information that is already in the public domain and not confidential information such as our programs and priorities, as well as any other matters that are not generally known to anyone outside the organization.

43.	If I have additional questions, who can I ask?

•

For any compensation, benefits or employment related questions, please reach out to Lori Stewart at Lorraine.stewart@icosavax.com. We realize that you may have many questions over the coming weeks. We plan to communicate more information when it becomes available and provide answers to questions after decisions are made.

Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Icosavax, Inc. The solicitation and the offer to buy shares of Icosavax’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials, that AstraZeneca PLC, AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. (Merger Sub), a wholly owned indirect subsidiary of AstraZeneca PLC, intend to file with the Securities and Exchange Commission (SEC). In addition, Icosavax will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by AstraZeneca, Merger Sub and Icosavax with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Icosavax under the “Investors & News” section of Icosavax’s website at www.icosavax.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF ICOSAVAX AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the company’s current beliefs and expectations and include, but are not limited to: statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of December 11, 2023 (the Merger Agreement), by and among Icosavax, AstraZeneca and Merger Sub and the timing thereof; expectations regarding the benefits sought to be achieved in the transactions; Icosavax’s expectations regarding the potential benefits and commercial potential of its vaccine candidates and technology platform; the ability to advance the company’s development programs and the potential to accelerate and expand access to IVX-A12 and other future vaccine candidates; and AstraZeneca’s strategic vision. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of Icosavax stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); risks that the milestones related to the contingent value rights are not achieved; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from Icosavax’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; potential changes in AstraZeneca’s strategic vision; risks that results of a clinical trial at a particular time point may not predict future results; potential delays in the conduct of and receipt of data from clinical trials; unexpected adverse side effects or inadequate immunogenicity or efficacy of the company’s vaccine candidates; competing approaches and approved vaccines limiting the commercial value of the company’s vaccine candidates; regulatory developments in the United States and other countries; and other risks and uncertainties pertaining to Icosavax’s business, including the risks and uncertainties detailed in Icosavax’s public periodic filings with the SEC, as well as the tender offer materials to be filed by AstraZeneca and Merger Sub and the Solicitation/Recommendation Statement to be filed by Icosavax in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Icosavax undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.